UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of December 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On December 20, 2018, Intec Pharma Ltd. (the “Company”) held a Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the proposal detailed in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report on Form 6-K that was furnished to the Securities and Exchange Commission on November 27, 2018. The proposal voted upon was approved.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-209700, No. 333-212801, No. 333-222217 and No. 333-227027).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Date: December 20, 2018